**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated February 04, 2019

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2018**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

4 February 2019

NEWS RELEASE

ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2018

AngloGold Ashanti will release results for the year ended 31 December 2018 ("the period") on the Johannesburg Stock Exchange News Service on 19 February 2019.

With reference to the Listings Requirements of the JSE Limited, issuers are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will differ by at least 20% from those of the previous corresponding reporting period.

Expected headline earnings and basic earnings

Shareholders are advised that the Company has reasonable certainty that the headline earnings for the period are expected to be between $207 million and $224 million, with headline earnings per share ("HEPS") of between 50 cents and 54 cents. Headline earnings and HEPS for the comparative period were $27 million and 6 cents, respectively.

The basic earnings for the period are expected to be between $120 million and $137 million, resulting in basic earnings per share of between 29 cents and 33 cents. Basic loss and loss per share for the comparative period were $191 million and 46 cents, respectively.

The expected overall increases in headline earnings and basic earnings for the period compared to the comparative period were primarily due to the following reasons:

- Lower amortisation levels for South Africa with the closure of TauTona in 2017 and the sale of the Moab Khotsong and Kopanang operations early in 2018, as well as a reduction of Ore Reserve Development amortisation in Brazil resulted in increased earnings of $78 million (post-tax) or 19 cents per share (non-cash impact); and
- Income from Kibali increased by $95 million (post-tax) or 23 cents per share.

Significant once-off items affected basic earnings for the period as follows:

- In 2018, a non-cash impairment of the Uranium plant of Mine Waste Solutions affected basic earnings by $66 million (post-tax) or 16 cents per share compared to 2017, where non-cash impairments and derecognition of certain of the South African assets and goodwill, largely as a result of the restructuring and disposal of the related assets, affecting basic earnings by an amount of $221 million (post-tax) or 53 cents per share; and
- In 2018, retrenchment costs related to the restructured South African operations were $25 million (post-tax) or 6 cents per share; while in 2017 the impact was $71 million (post-tax) or 17 cents per share.

In addition, for 2017, a once-off non-cash provision in respect of the estimated costs of the settlement of the silicosis class action claims and related expenditure, of $46 million (post-tax) or 11 cents per share, affected both basic earnings and HEPS.

The forecast financial information on which this trading statement is based has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Johannesburg
4 February 2019

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite   **+27 11 637 6388/+27 83 301 2481**
                                    cnthite@anglogoldashanti.com

Stewart Bailey   **+27 81 032 2563 / +27 11 637 6031**
                                    sbailey@anglogoldashanti.com

General inquiries   **media@anglogoldashanti.com**

Investors

Stewart Bailey   **+27 81 032 2563 / +27 11 637 6031**
                                    sbailey@anglogoldashanti.com

Sabrina Brockman   **+1 646 880 4526/ +1 646 379 2555**
                                    sbrockman@anglogoldashanti.com

Fundisa Mgidi   **+27 11 6376763 / +27 82 821 5322**
                                    fmgidi@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 04, 2019

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance